UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Resignation of Chief Investment Officer

On March 6, 2026, Mr. Patrick Ngan notified the Company of his resignation as the Chief Investment Officer of Zeta Network Group (the “Company”), effective March 6, 2026. Mr. Patrick Ngan’s resignation as the Chief Investment Officer of the Company was due to personal reasons, and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2026

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

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